CPEX
PHARMACEUTICALS, INC.

January 27, 2010

VIA FEDEX OVERNIGHT and
FACSIMILE (516) 466-7709

Arcadia Opportunity Master Fund, Ltd.
c/o Arcadia Capital Advisors, LLC
175 Great Neck Road, Suite 406
Attn: Richard Rofé

Dear Mr. Rofé:

Over the past several days, I and other Board members have received numerous calls, emails and faxes from Mr. Bienvenu and yourself pressing us to quickly engage in discussions concerning Arcadia's stated interest in acquiring CPEX with the threat of your contacting former employees, initiating litigation or launching a tender offer if the Company does not immediately accede to your wishes. As I have discussed with you, the Board of Directors takes its fiduciary duties to act in the best interests of all of its stockholders very seriously. As you are aware, these fiduciary duties require the Board to act in an informed and deliberate manner before making decisions, especially an important one like this. In this regard, the Board has interviewed and now hired advisors to assist in the process of gathering and analyzing the appropriate information on the various alternatives available to it. As I have repeatedly informed you, the Board is expeditiously considering this matter and will promptly contact you when it has concluded its decision making. I would respectively note that badgering and threatening myself and other directors is slowing down rather then expediting this process.

Sincerely,

John A. Sedor
President and CEO

cc: Board of Directors of
CPEX Pharmaceuticals, Inc.

CPEX Pharmaceuticals, Inc.
2 Holland Way Exeter, NH 03833-2937
t603.658.6100 f603.658.6101 www.cpexpharm.com